Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Months Ended March 31,
	2011	2010

Loss:
Loss before income taxes	$(436)	$(505)

Add: Total fixed charges (per below)	464	444

Less: Interest capitalized	7	10

Total earnings (loss) before income taxes	$21	$(71)

Fixed charges:
Interest	$188	$196

Portion of rental expense representative of the interest factor	258	227

Amortization of debt expense	18	21

Total fixed charges	$464	$444

Ratio of earnings to fixed charges

Coverage deficiency	$443	$515